VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      DCA Asset Management, Inc.

Registration Statement on Form 10-12G and 10-12G/A

Filed January 3, 2019 and January 10, 2019

File No. 000-54966

Dear Mr. Iarocci:

The following is response to the comment letter received on February 12th, 2019.

Form 10-12G/A filed January 10th, 2019

Business Overview, page 5

1.	Please provide us your analysis on which you base your consideration that you are not currently subject to the Investment Company Act of 1940 and do not except to be subject to the 1940 Act once you implement your business plan and become fully operational.

The Company is an active and not a passive investor. In addition, there is no “return” to investors unless they choose to sell their stock.

2.	Please revise to provide an adequate basis for your claim that you are “uniquely” positioned to “drive returns” and, in the following paragraph, the statement that you will have “unique access” to certain technology centers. In addition, clarify on page 8 how your association with Advanced Business Strategies, LLC will give you the ability to pursue “unique private market opportunities.”

Unique references deleted.

Item 1A. Risk Factors

Risks Related to our Business, page 9

3.	Expand your risk factor discussion to highlight the possibility of undisclosed liabilities stemming from your previous existence as public company prior to the revocation of your Securities Exchange Act of 1934 registration.

Division of Corporation Finance

Office of Healthcare & Insurance

Additional language added.

The OTC and share value, page 17

4.	Please revise to indicate your expected timing in applying to have your stock quoted on the OTCQB, and discuss the risks that you may be unsuccessful in finding a market-maker and having your shares quoted.

Language added.

Management’s Discussion and Analysis of Financial Condition, page 20

5.	Discuss your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generation revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to be implemented.

Additional disclosure added.

Liquidity and Capital Resources, page 22

6.	Please quantify how much additional capital you expect to require in order to fully implement your business plan.

The Company can operate at current capital levels but expansion would require additional capital of at least 5 million.

Security Ownership of Certain Beneficial Owners and Management, page 24

7.	We note your statement on page 11 that DuLac is controlled by Anthony Iarocci, Jr. and Michael Schnaus. Please revise to disclose their proportional beneficial ownership of the shares held by DuLac Capital Assets and any additional shares that each may own directly. We refer you to the definition of beneficial ownership in Rule 13d-3 of the Securities Exchange Act of 1934.

Percentages added.

Directors and Executive Officers, page 25

8.	If Anthony J. Iarocci and Molly M. Iarocci are related, please disclosure the nature of this relationship pursuant to Item 401(d) of Regulation S-K.

Father and daughter.

Division of Corporation Finance

Office of Healthcare & Insurance

Consolidate Financial Statements, page F-1

9.	Please update the financial information to include audited financial statements for the fisal year ended December 31st, 2018.

Updated.

Sincerely,

Anthony J. Iarocci, Jr.

DCA Asset Management, Inc.

cc:	Christie Wong, Staff Accountant

Terry French, Accountant Branch Chief

Gregory Dundas, Attorney Advisor

Larry Spirgel, Assistant Director